Exhibit 99.1

XP Inc Announces New Share Repurchase Program

São Paulo, Brazil, February 27, 2024 – XP Inc. (Nasdaq: XP), announced today that its board of directors has approved a new share repurchase program, which aims to neutralize future shareholder dilution due to the vesting of Restricted Share Units (RSUs) from the Company’s long-term incentive plan. The Company proposes to undertake a share repurchase program pursuant to which the Board can annually, in each calendar year, approve the repurchase by the Company of a number of Class A Common Shares equal to the number of RSUs that have vested or will vest during the current calendar year.

Under the approved repurchase program for 2024, XP may repurchase up to 2,500,000 Class A Common Shares within the period commencing on February 28, 2024, and ending on December 27, 2024. Such purchases shall occur in the open market, based on prevailing market prices, or in privately negotiated transactions, depending upon market conditions. XP’s board of directors will review the repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the repurchase program. XP expects to utilize its existing cash to fund repurchases made under the repurchase program.

The board of directors of XP has authorized management to appoint a broker for the repurchase program to purchase the Class A common shares on its behalf in the open market. Such purchases may benefit from the safe harbors provided by Rule 10b-18 and/or Rule 10b5-1, promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

The actual timing, number and value of shares repurchased under the repurchase program will depend on several factors, including constraints specified in the Rule 10b-18, price, general business and market conditions, and alternative investment opportunities. The repurchase program does not obligate XP to acquire any specific number of shares in any period, and may be expanded, extended, modified, or discontinued at any time.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com